SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )1

                                  ALDILA, INC.
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                                (Name of issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of class of securities)

                                    014384101
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                                 (CUSIP number)

                              MATTHEW J. DAY, ESQ.
                          118 E. 25TH STREET, 8TH FLOOR
                            NEW YORK, NEW YORK 10010
                                 (212) 614-0323
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  JULY 19, 2001
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP  No.  014384101                  13D                     Page 2 of 8 Pages
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================================================================================
(1)     Name  of  Reporting Person and IRS Identification  No. of Above Person:

                     ACQUISITOR  PLC
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(2)     Check  the  Appropriate  Box  if a Member of a Group (See Instructions).

                                                                  (a)        |_|
                                                                  (b)        |_|
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(3)     SEC  Use  Only
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(4)     Source  of  Funds  (See  Instructions)

                     WC
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(5)     Check  if  Disclosure  of  Legal  Proceedings
        is Required Pursuant to Items  2(d)  or  2(e).                       |_|
--------------------------------------------------------------------------------
(6)     Citizenship  or  Place  of  Organization

                     UNITED  KINGDOM
--------------------------------------------------------------------------------
Number       (7)     Sole  Voting  Power
of                                  802,400
Shares
Bene-                -----------------------------------------------------------
ficially     (8)     Shared  Voting  Power
Owned                               -0-
By                   -----------------------------------------------------------
Each
Report-      (9)     Sole  Dispositive  Power
ing                                 802,400
Person               -----------------------------------------------------------
With:
             (10)    Shared  Dispositive  Power
                                    -0-
--------------------------------------------------------------------------------
(11)    Aggregate  Amount  Owned  by  Each  Reporting  Person
                                    802,400
--------------------------------------------------------------------------------
(12)    Check  if  the  Aggregate  Amount  in  Row  (11) Excludes Certain Shares
        (See Instructions)                                                   |_|
--------------------------------------------------------------------------------
(13)    Percent  of  Class  Represented  by  Amount  in  Row  (11)

                                    5.3%
--------------------------------------------------------------------------------
(14)    Type  of  Reporting  Person

                                     CO
================================================================================


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CUSIP  No.  014384101                  13D                     Page 3 of 8 Pages
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         The  following  constitutes  the Schedule 13D filed by the  undersigned
(the  "Schedule  13D").

Item  1.          Security  and  Issuer.

                  This statement relates to shares (the "Shares") of the Common Stock, par value $0.01 per share ("Common Stock"), of Aldila, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 12140 Community Road, Poway, California 92064.


Item  2.          Identity  and  Background.

         Items  2(a),  2(b)  &  2(c).

                  This Schedule 13D is filed by Acquisitor plc, a company incorporated in Wales and England of the United Kingdom (the "Reporting
Person"), with a business address of 190 The Strand, London, England WC2R 1JN. Acquisitor was formed in 1999 and endeavors to achieve a high rate of capital growth for its shareholders by acquiring significant holdings in companies which the members of its Board of Directors consider to be fundamentally undervalued. Acquisitor is managed by its Board of Directors.

                  The directors of the Reporting Person are Duncan Soukup, John Radziwill, Luke Johnson, James Ozanne, Christopher Mills and Peter Melhado. The business address of Mr. Soukup is 118 E. 25th Street, 8th Floor, New York, NY 10010. The business address of Messrs. Johnson, Ozanne, Mills, Melhado and Radziwill is c/o Acquisitor's business address given above.

                  In accordance with the provisions of General  Instruction C to
Schedule 13D, information concerning the executive officers and directors of Acquisitor is included in Schedule A hereto and is incorporated by reference herein.

                  (d) During the last five years, the Reporting Person and the members of its Board of Directors have not been convicted of a criminal proceeding (excluding traffic violation and similar misdemeanors).

                  (e) During the last five years, the Reporting Person and the members of its Board of Directors have not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Messrs. Soukup, Radziwill, Johnson and Mills are citizens of the United Kingdom. Messrs. Ozanne and Melhado are citizens of the United States of America.


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CUSIP  No.  014384101                  13D                     Page 4 of 8 Pages
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Item  3.          Source  and  Amount  of  Funds  or  Other  Consideration.

                  The aggregate purchase price of the 802,400 shares of Common Stock acquired by the Reporting Person is $1,365,824 and came from its working capital.

Item  4.          Purpose  of  Transaction.

                  The  Reporting Person believes that the shares of Common Stock of the Issuer are undervalued and represent an attractive investment opportunity. It presently has no plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of
Schedule 13D except as set forth herein. The Reporting Person intends to have open communications with the Issuer's management in order to monitor their efforts to increase stockholder value. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation purchasing additional shares of Common Stock in the open market or otherwise, making an offer to purchase up to all of the Issuer's outstanding shares of Common Stock through a negotiated transaction or otherwise, seeking to elect a slate of directors to the Issuer's board of directors or presenting proposals for stockholders' consideration at an annual or special meeting of the Issuer's stockholders. The Reporting Person may also sell some or all of its shares of Common Stock through privately negotiated transactions, or to change its intention with respect to any and all matters referred to in this Item 4.

Item  5.          Interest  in  Securities  of  the  Issuer.

                  (a) As of the close of business on July 27, 2001, the Reporting Person beneficially owns 802,400 shares of Common Stock constituting approximately 5.3% of the shares of Common Stock outstanding. The aggregate percentage of shares of Common Stock reported owned by the Reporting Person is based upon 15,262,204 shares of Common Stock outstanding as of May 11, 2001 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 filed with the Securities and Exchange Commission on May 11, 2001.

                  (b) The Reporting Person has the sole power to vote and dispose of the shares of Common Stock reported in this Schedule 13D.

                  (c) The table below lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Person. All such transactions were made in the open market.

                  Transactions  in  Shares  Within  the  Past  60  Days

Shares  of  Common
      Stock          Price  Per     Date  of
Purchased/(Sold)     Share          Purchase/Sale
----------------     ----------     -------------

776,400               $1.70          7/19/2001
 14,000               $1.70          7/20/2001
  1,600               $1.73          7/25/2001
 10,400               $1.75          7/26/2001


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CUSIP  No.  014384101                  13D                     Page 5 of 8 Pages
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                  (d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

                  (e)     Not  Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Not  Applicable.

Item  7.  Material  to  be  Filed  as  Exhibits.

                  Not  Applicable.

           [The  remainder  of  this  page  was  intentionally  left  blank.]



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CUSIP  No.  014384101                  13D                     Page 6 of 8 Pages
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                                   SIGNATURES


                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   July 27, 2001

                               ACQUISITOR  PLC

                               By:  /s/  Duncan  Soukup
                               --------------------------------
                               Name:  Duncan  Soukup
                               Title:  Managing  Director


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CUSIP  No.  014384101                  13D                     Page 7 of 8 Pages
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                                   SCHEDULE  A


               Information  Concerning  Directors  of  Acquisitor  plc


Acquisitor  is managed by its Board of Directors, whose details are given below:

Duncan  Soukup,  Managing  Director, aged 46
Since November 2000, Mr. Soukup has been serving as the Chairman and Chief Executive Officer of York Energy Ltd., a Guernsey company quoted on the OFEX market in the UK. York Energy owns Lionheart Group, Inc. Mr. Soukup is also President and Chief Executive Officer of Lionheart Group, Inc., a US based financial services holding company that he founded in 1994. From 1988 to 1994, Mr. Soukup served as a Managing Director of Bear, Stearns & Co. Inc. where he established and ran Bear Stearns' foreign Equity Research and Sales department and was until recently a Director of Sage Laboratories, Inc., a U.S. public company that was acquired by Filtronic plc of the UK.

Luke Oliver Johnson, Director, aged 37
Mr. Johnson is the non-executive chairman of Belgo Group plc and a director of Intrinsic Value Partnership Limited. He has over 15 years of experience of making investments in public and private companies. He worked as a stockbroking analyst at Kleinwort Benson Securities from 1984 to 1988, and has subsequently served as a director of a number of public companies. He served as executive director, chairman and non-executive director of Pizza Express plc from 1993 until 1999. He was involved in the flotation and subsequent sale of various public companies, including American Port Services plc, Abacus Recruitment plc and My Kinda Town plc. In all these cases he also served as a non-executive director. In the last ten years he has been involved as a principal in a number of private equity transactions across a range of industries. In addition he serves as a non-executive director of Elderstreet Downing VCT plc. Mr. Johnson will share the selection process with Mr. Soukup but he will not be devoting all of his time to the business of Acquisitor in light of his other business interests.

John  Stanislas Albert Radziwill, Non-Executive Director, aged 52
Since November 2000, Mr. Radziwill has been a director of York Energy Ltd., a Guernsey company quoted on the Ofex market in the UK. Mr. Radziwill was also, until its recent sale to Danzas AG, a director of Air Express International Corporation, a worldwide transportation and logistics company, and of Interequity Capital Corporation, a Small Business Investment Corporation (SBIC) licensed by the United States small business administration (SBA). From 1977 to 1997, Mr. Radziwill was president of Radix Organization Inc., a private US investment banking firm, and from 1979 until 1995 was president of Radix Ventures Inc., a US publicly quoted company engaged in international transportation services. Mr. Radziwill is also a director of Goldcrown Group Limited, a private UK property investment vehicle.

James  Ozanne,  Non-Executive Director, aged 55
Mr. Ozanne has been the Chairman of Greenrange Partners LLC, which makes early to late stage venture capital investments and which participates in management buy-outs, since 1996. He is also currently a Director, and Chairman of the Underwriting Committee, of Financial Security Assurance with which he has been involved since 1989. Until July 2000, when it was acquired by Dexia, Mr. Ozanne was also Vice Chairman of Financial Security Assurance. Mr. Ozanne is also Vice Chairman and a Director of Fairbanks Capital Corp., a mortgage servicer, and until May 2001, he was a Director of Basis 100, a Toronto Stock Exchange listed e-commerce technology solution provider for financial institutions and service providers. Until 1999, Mr. Ozanne was also Chairman of Source One Mortgage Corporation, an agency mortgage banker, a position he had held since 1997.


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CUSIP  No.  014384101                  13D                     Page 8 of 8 Pages
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Source  One Mortgage was sold to Citi Corp Mortgage on May 1, 1999. Between 1989 and  1996,  Mr.  Ozanne  was  Chairman  and  Chief  Executive Officer of Nations
Financial. Nations Financial was formed in 1993 with the acquisition of the financial services business of US West of which Mr. Ozanne was Chairman and Chief Executive Officer, a position which he had held in the enlarged company. Mr. Ozanne was the Chief Executive Officer of North American Car Corporation between 1975 and 1983. North American Car Corporation was sold to GE Capital in 1983, whereupon he was employed by GE Capital. Mr. Ozanne was employed by GE Capital until 1989, eventually becoming Executive Vice President with responsibility for consumer finance and asset management businesses.

Christopher  Mills,  Non-Executive  Director, aged 47
Mr. Mills has been a Chief Investment Officer of J O Hambro Capital Management Ltd ("J O Hambro") since 1983. He is also a Chief Executive of North Atlantic Smaller Companies Investment Trust plc ("NASCIT") and American Opportunities Trust plc ("AOT", both NASCIT and AOT are investment trusts listed in the United Kingdom). Prior to joining J O Hambro, Mr. Mills worked for Samuel Montagu Limited, Montagu Investment Management Ltd and its successor company, Invesco MIM. At Invesco MIM, Mr. Mills served as a director and Head of North American Investments and North American Venture Capital.

Peter  Melhado, Non-Executive Director, aged 43
Mr. Melhado is a general partner of Polaris Partners, L.P., an investment partnership he co-founded in 1989. Prior to forming Polaris Partners, L.P., Mr. Melhado was a partner at Orson Munn & Co. and Chief Investment Officer of Horsburgh Carlson Investment Management, both of which are US investment management firms. Mr. Melhado is also the President of Iroquois Avenue Foundation, a US charitable Trust.


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